MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present Positive Celgosivir Viral Resistance Data

 at International HCV Meeting

Vancouver, BC, CANADA & San Diego, CA, USA – September 10, 2007 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases will present results of viral resistance studies with its anti-HCV agent celgosivir at the 14th International Symposium on Hepatitis C Virus and Related Viruses (www.hcv2007.com)  being held September 9th to 13th 2007 in Glasgow, Scotland.

The presentation entitled: ”Celgosivir (MX-3253) Resistance Profile Using Bovine Viral Diarrhea Virus”  will be made today from 5:30pm to 8:00pm, Glasgow time (9:30am – noon Pacific Time) by Dominique Dugourd, Ph.D., Microbiology Group Leader at MIGENIX. A copy of the presentation and the related Abstract (abstract P-223) will be available at www.migenix.com at the start of the presentation. The conference covers a broad spectrum of topics from molecular virology to new antiviral therapies and attracts major scientists and thought leaders in the field.

Jacob Clement, Ph.D., CSO at MIGENIX and coauthor of the paper, believes that the results of these laboratory studies with the accepted HCV surrogate virus BVDV, indicate that the emergence of resistance in a clinical setting is unlikely to occur.  “We were unable to induce viral resistance to celgosivir even after repeated exposure to high levels of the agent in a system which rapidly develops relatively high levels of resistance to other direct acting antivirals.”

About Celgosivir (MX-3253)

Celgosivir is an oral alpha-glucosidase I inhibitor and is currently the only anti-HCV drug in clinical development that acts on host-directed glycosylation. In preclinical studies, celgosivir has shown excellent in vitro synergy with various interferons in the clinic or in development including Pegasys, PEG-Intron, Infergen, Alferon and IFN-omega (with or without ribavirin) and other drugs in development for the treatment of HCV (e.g. polymerase inhibitors) and therefore has the potential to be included as part of multiple combination approaches to improve efficacy in anti-HCV therapy.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our scientist’s expectations that the emergence of resistance to celgosivir in a clinical setting is unlikely to occur

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: the predictiveness of the Bovine Viral Diarrhea Virus (BVDV) in vitro assay in assessing the resistance profile of celgosivir.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.